Exhibit 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Rusoro Mining Ltd. (the “Issuer”)
2164 – 1055 Dunsmuir Street
Vancouver, BC V7X 1B1

ITEM 2.	DATE OF MATERIAL CHANGE

February 23, 2009

ITEM 3.	NEWS RELEASE

Issued February 23, 2009 and distributed through the facilities of Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer reports on results of operations for January 2009.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	George Salamis, President
	Telephone:	604.632.4044

ITEM 9.	DATE OF REPORT

March 23, 2009

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com	email: info@rusoro.com

Rusoro Reports Record Gold Production
and Cash Costs for January 2009

Provides Operational Targets for 2009

February 23, 2009	Trading Symbol (TSX-V): RML

Vancouver, Canada – Rusoro Mining Ltd. is pleased to report that gold production and cash costs remained strong at the Choco 10 Mill for the month of January 2009.  The Company is encouraged with the much improved performance at the Choco 10 mill over the past five months and looks forward to this operational trend continuing and to meeting its targets for 2009.  Production highlights for January 2009 and operational targets for 2009 include:

•                  Group-wide, Rusoro produced 14,835 oz Au in January (a record), compared to the 14,261 oz Au produced in December 2008 and 38,868 oz Au produced for Q4 2008.  January 2009’s production was up by 75% over the same month (January) 2008

•                  Group-wide cash costs, on a combined basis, in January 2009 were US$315/oz (unaudited), down from December’s all-time low of US$347/oz, or US$358/oz for Q4 2008 (unaudited).  Management believes there is further scope to reduce costs at all operations.

•                  2009 Gold Production Guidance – 170,000 to 190,000 oz, at sustained cash cost below US$400/oz

•                  This positive momentum from increased production and decreased costs is expected to carry-on through 2009

•                  Mine Development: Increible 6 development on track to begin production in H2, 2009.  SREP (San Rafael/El Placer) on schedule to begin commercial gold production in Q1, 2010.

                       Consolidated Production Q4 2006 to Q4 2008

Consolidated Production: Choco 10 Mill – 2006 (Previous Operator) to 2008 (Rusoro)

                       Total Cash Costs - Q4 2006 to Q4 2008

Consolidated Cash Costs: Choco 10 Mill – 2006 (Previous Operator) to 2008 (Rusoro)

                       Consolidated Gold Production vs. 2009 Guidance

Consolidated Production vs. 2009 Guidance

Unaudited Consolidated 2008 Full Year Performance

As stated in the press release of January 14, 2009, Q4 2008 operating results were very strong at Rusoro’s Venezuelan gold mining operations.  The production challenges experienced by the Company while commissioning the upgraded operations during the first 3 quarters of 2008 were largely addressed heading into Q4.  Concurrent with the turnaround at the operations the Company has taken advantage of strengthening gold prices to launch an aggressive expansion program to leverage further the productivity gains realized to date.  The Company expects to complete a scoping study in Q2 2009 and a bankable feasibility for the Choco 10 mine and mill in 2010, to confirm the viability of an expansion to over 400,000 oz Au/yr.  With timely confirmation of the appropriate studies, the Company will target expansion completion for 2012.

Sustainability of Increased Production Levels and Low Cash Operating

At Choco 10 operations, Rusoro was able to demonstrate a strong increase in production in Q4 2008 (38,868 oz Au) over the preceding three quarters of 2008 and an impressive 40% increase over the same period of the previous year (Q4 2007).  During this period, the cash costs have dramatically improved, culminating in a record low cost for Q4 2008 (US$358/oz).  This trend has continued into 2009 with a monthly record amount of gold produced (14,835 oz Au) at a record low cash cost (US$315/oz) at the mill in January 2009.

The strong increase in production and the vast improvement in operating cash costs are the culmination of a number of initiatives which include improvements made to the haulage fleet availabilities, mill availabilities, modifications made to the primary mine haulage contract and optimization of the mine plan.  Key to these initiatives was the expanded ore development at both the Choco 10 and Isidora mines ensuring that the mill with have sufficient ore to process at capacity and in turn that the gold in circuit is maximized to further increase production – thus eliminating issues that plagued the operations through the first half of 2008.  The Company now has about two years of ore developed at each mine and will continue with an aggressive ore development program moving forward.

For these reasons, Rusoro’s management believes that the current production profile is sustainable and that there are further improvements that can still be made to optimize operations.

2009 Outlook: Consolidated Guidance

Based on the previously discussed increase in processing capacity and the on-going overall productivity improvements throughout our operations, the Company has provided updated guidance for 2009.

•                  Gold production of 170,000 oz to 190,000 oz (53% improvement over 2008 and 170% over 2007)

•                  Cash costs per gold ounce of US$310 to US$375 on a consolidated basis

SREP/Increible 6 Development Projects

At SREP, the surface work, boxcut and portal through the difficult saprolite into bedrock was completed during Q4 2008.  The Alvarez ramp, which is being constructed to access the main SREP ore bodies at about 200 m depth, has been further advanced, for a total access length of approximately 460 m. The company expects to complete the 1.5 km ramp in Q3 2009 and begin first stage production shortly thereafter with commercial production scheduled to begin in Q1 2010.  All mining permits are in place to affect mining at SREP and the mine will produce at an annualized rate of 120 k oz Au/yr.  An updated NI 43-101 resource estimate was completed in Q4 2008 and currently stands at 399 k oz Au indicated (639 kt @ 19.4 g/t) and 524 k oz Au inferred (703 kt @ 23.2 g/t).

At the Increible 6, the engineering has been completed for roads, waste dumps, and pit designs with new road construction connecting the Increible 6 to the Choco 10 mill underway.  Reserve and condemnation drilling was completed in Q4 2008 and the Company expects to initiate gold production from surface oxides during the second half of 2009 upon final permitting.  Ore will be trucked 8km to the Choco 10 mill for processing.  The current NI 43-101 resource estimation for the Increible 6 stands at 1.59 Moz Au indicated (23.5 Mt @ 2.11 g/t) and 1.1 Moz Au inferred (17.5 Mt @ 1.95 g/t).

Rusoro’s President, George Salamis noted, “We are committed to ensuring the continuation of the positive operational trend of the past five months as we work to reach our targets for 2009.  We will continue with a number of initiatives that have been on-going and the Company believes that further improvements are attainable as we continue to streamline cash costs at the mines.”

Rusoro CEO, Andre Agapov stated, “We are delighted that the operational results from Choco 10 continue to impress.  With our current operations continuing to strengthen and our plan to bring two brand new mining operations, Increible 6 and the SREP, on-stream over the next year we continue to execute our production growth strategy to the benefit of our shareholders.”

Qualified Person:  Mr. Gregory Smith, P.Geo, the Vice-President Exploration of the Company, is the Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the scientific and technical aspects of this news release.

About Rusoro Mining

Rusoro is a junior gold producer with a large land position in the prolific Bolivar State region of Venezuela.  The Company operates the Choco 10 and Isidora Mines, processing the ore through the Choco 10 mill facility near the town of El Callao.  The Company produced over 100,000 oz Au in 2008 and is on schedule to have two additional mines (Increible 6 and SREP) in production by Q4 2009 and Q1 2010, respectively.

ON BEHALF OF THE BOARD

“George Salamis”

George Salamis, President

CONTACT INFORMATION
George Salamis, President
Tel: 604-632-4044
Fax: 604-632-4045
Toll Free: 1-800-668-0091
Symbol: TSX-V: RML
Email:  info@rusoro.com
Website: www.rusoro.com

Forward-looking statements: This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events, and the Company’s capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.